VIA EDGAR	September 10, 2019

Re:	Acceleration Request for 10x Genomics, Inc.
Registration Statement on Form S-1 (File No. 333-233361)

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Russell Mancuso

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, we attach the requests of our client, 10x Genomics, Inc., and of the underwriters that effectiveness of the above-referenced Registration Statement be accelerated to 4:00 p.m., Eastern Time, on September 11, 2019, or as soon as practicable thereafter. We ask, however, that the Securities and Exchange Commission staff not accelerate such effectiveness until we speak with you on that date.

Call me at (650) 251-5130 with any questions.

Very truly yours,

/s/ Kevin P. Kennedy

Kevin P. Kennedy

September 10, 2019

VIA EDGAR

Re:	10x Genomics, Inc.
Registration Statement on Form S-1
File No. 333-233361

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E. Washington, D.C. 20549

Attention: Russell Mancuso

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, 10x Genomics, Inc. (the “Company”) hereby requests that the effective date of the above-referenced Registration Statement be accelerated so that it may become effective at 4:00 p.m., Eastern Time, on September 11, 2019, or as soon as possible thereafter. In this regard, the Company is aware of its obligations under the Securities Act.

If you require any additional information with respect to this letter, please contact Kevin Kennedy (650-251-5130) of Simpson Thacher & Bartlett LLP.

[Signature Page Follows]

Very truly yours,

10X GENOMICS, INC.

By:	/s/ Eric S. Whitaker
	Name:	Eric S. Whitaker
	Title:	General Counsel

[Signature Page to Company Acceleration Request Letter]

September 10, 2019

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention: Russell Mancuso

Thomas Jones

Gary Newberry

Lynn Dicker

Re:	10x Genomics, Inc.
Registration Statement on Form S-1 (File No. 333-233361)

Ladies and Gentlemen:

Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933, as amended, we wish to advise that as of the date hereof, approximately 2,900 copies of the Preliminary Prospectus dated September 10, 2019 were distributed to prospective underwriters, institutional investors and prospective dealers in connection with the above-captioned Registration Statement.

We wish to advise you that the participating underwriters have informed us that they have complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

We hereby join in the request of the registrant that the effectiveness of the above-captioned Registration Statement, as amended, be accelerated to 4:00 p.m. Eastern Time, on September 11, 2019 or as soon thereafter as practicable.

[Signature page follows]

Very truly yours,

J.P MORGAN SECURITIES LLC

GOLDMAN SACHS & CO. LLC

BOFA SECURITIES, INC.

As representatives of the Underwriters

By:	J.P. Morgan Securities LLC

By:	/s/ Ben Burdett
Name: Ben Burdett
Title: Managing Director

By:	Goldman Sachs & Co. LLC

By:	/s/ Elizabeth Wood
Name: Elizabeth Wood
Title: Managing Director

By:	BofA Securities, Inc.

By:	/s/ Adam Chazan
Name: Adam Chazan
Title: Managing Director

[Signature Page to Underwriters Acceleration Letter]